Exhibit 4.18

Assets Transfer Agreement

between

Vimicro Corporation (北京中星微电子有限公司)

and

Wuxi Vimicro Corporation (无锡中星微电子有限公司)

December 27, 2010

Table of Contents

Article		Page

1	Transfer of Target Assets	1

2	Closing and Payment	1

3	Closing Conditions	3

4	Covenants	5

5	Tax	5

6	Confidentiality	5

7	Representations and Warranties	6

8	Indemnity	7

9	Effective, Performance and Termination	7

10	Settlement of Disputes	8

11	Force Majeure	8

12	Notices	9

13	Assignment	9

14	Severability	9

15	Amendment and Supplement	9

16	Governing Law	9

1

This Assets Transfer Agreement (the “Agreement”) is entered into on Dec 27, 2010 (the “Execution Date”), by and between:

A	Vimicro Corporation, a company with limited liability incorporated and existing under the laws of People’s Republic of China (“PRC”), whose registered office is at 15/F, Shining Tower, No. 35 Xueyuan Road, Beijing, P.R.C, as one party (“Party A”); and

B	Wuxi Vimicro Corporation, a company with limited liability incorporated and existing under the laws of the PRC (registered number:320213000114873), whose registered office is at 10th Floor, 530 Building, Qingjia Road, Taihu International Technology Park, Wuxi, as the other party (“Party B”) (together with Party A, the “Parties”).

Whereas

1	Party A is a limited liability company duly registered in the PRC;

2	Party B is a limited liability company duly registered in the PRC, and is wholly-owned by Party A;

3	Party A agrees to transfer to Party B and Party B agrees to accept Party A’s certain assets at the mutual agreed price hereunder.

NOW, THEREFORE, in consideration of the promises contained herein, and intending to be legally bound, the parties agree as follows:

1	Transfer of Target Assets

1.1	Subject to terms and conditions of this Agreement, Party A agrees to transfer certain assets relating to the AIC, MP4, Advanced Multimedia and blue tooth business (the “Non-Core IC Business”) to Party B, which shall include but not be limited to the equipments, machines, human resources, contracts, intellectual property, inventories, account receivable and payable relating to the Non-Core IC Business (“Target Assets”), except that Party A will retain the equipments that are not necessary for the operation of Non-Core IC Business.

1.2	Based on the book value of movable assets, the Parties agree that the price of the Target Assets under this Agreement shall be based on the book value of movable assets (“Transfer Price”).

2	Closing and Payment

2.1	Closing

The delivery of the Fixed Assets Price and the transfer of Target Assets and transfer deliverables as set forth in section 2.3 by Parties, respectively (the “Closing”), shall take place remotely via the exchange of documents, at a time and place as both Party mutually agree, on the second business day after all conditions to Closing set forth in section 3 have been either satisfied or waived in writing by the Party entitled to waive such condition (excluding conditions capable of being satisfied only as part of the Closing or as of the Closing Date) or at such other date as mutually agreed by the Parties in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.2	Payment

At the Closing, Party B shall deliver the Fixed Assets Price to Party A, by wire transfer of immediately available funds to the account designated by Party A (the details of which Party A shall provide to Party B in writing prior to the Closing) (“Closing Date Payment”) without any withholding, deduction or set-off.

2.3	Closing Deliverables

(a)	On the Closing Date, Party A shall deliver to Party B the following documents:

(i)	a certificate to confirm that the Closing Date Payment has been fully paid by Party B and Party B shall be the owner of the Target Assets;

(ii)	all the seals, chops and legal documents relating to the Target Assets, include but not be limited to the constitutive documents, qualification, licenses and tax relating documents;

(iii)	a receipt signed by Party B for the confirmation of the transfer of Movable Property as set forth in section 3.1 (a) of this Agreement;

(iv)	the Third Party Consents as set forth in section 3.1 (b) of this Agreement;

(v)	documents issued by PRC authorities indicating the acceptance of the application for the transfer of Intellectual Property as set forth in section 3.1 (d) of this Agreement;

(vi)	a certificate confirming that it has terminated all the labor contracts with the Transferred Employees (as defined hereinafter) and all severance payments resulting therefrom and all other costs and liabilities arising out of or in connection with the termination of such employment contracts have been paid to Party B;

(vii)	a certificate signed by a duly authorized officer to the effect that the conditions set forth in this Agreement have been satisfied.

(b)	On the Closing Date, Party B shall deliver to Party A the following documents:

(i)	a certificate confirming that it has hired all the Transferred Employees by executing labor contract with such employees;

(ii)	a certificate confirming that it has received the Target Assets;

(iii)	a certificate signed by a duly authorized officer to the effect that the conditions set forth in this Agreement have been satisfied.

3	Closing Conditions

3.1	Given that the Target Assets includes equipments, machines, human resources, contracts, and intellectual property, etc., the transfer procedure of which may vary pursuant to applicable PRC laws, in order to make clear of the transfer procedures and deliverable document for specific Target Assets, both Parties agree that the obligations of Party B to purchase the Target Assets at Closing are subject to the fulfillment or satisfaction of each of the following conditions, unless otherwise waived in whole or in part by Party B:

(a)	Transfer of Movable Property

As for the Movable Property relating to Non-Core IC Business (“Movable Property”), the transfer shall take place upon the delivery of such Movable Property from Party A to Party B and a receipt been duly signed by Party B for the confirmation.

(b)	Transfer of Business Contract

The Parties agree that, as for business contracts relating to the Non-Core IC Business which have already been performed shall not be transferred, and those unfinished business contracts that are currently being performed by Party A shall be transferred to Party B (“Unfinished Business Contracts”);

With respect to the Unfinished Business Contracts,

(i)	Party A shall deliver to Party B the consent issued by any third party that is the counterparty to the Unfinished Business Contracts, confirming that it acknowledges the transfer of the Unfinished Business Contracts, and agree that the obligation and rights thereunder shall also be transferred from Party A to Party B, as if Party B were the party to the Unfinished Business Contracts (“Third Party Consents”). For the avoidance of doubt, Party B shall not be obliged to enter into or agree to a Third Party Consent which would make the rights or obligations of Party B in respect of the Unfinished Business Contract concerned less favorable than those rights or obligations before the Third Party Consent.

(c)	Transfer of Employees

Party A shall terminate all employment contracts (“Termination Date”) with its transferred employees (“Transferred Employees”) and shall be liable for all severance payments resulting therefrom and all other costs and liabilities arising out of or in connection with the termination of such employment contracts; Parties agree that, with the consents of Transferred Employees, the severance payments shall be transferred to Party B. Party B as a result will assume all the obligation and liabilities of employment contracts between Party A and the Transferred Employees after the closing of the transaction. The working period of the Transferred Employees with Party A shall be continually calculated at Party B.

Party B agrees and guarantees that it shall hire all the Transferred Employees immediately after their labor contracts being terminated by Party A;

Party A shall be liable for all costs and liabilities arising out of or in connection with the transfer of the Transferred Employees before Termination Date.

(d)	Transfer of Intellectual Property

Party A acknowledges and undertakes to submit any application files for transferring the software, patent and other intellectual properties and all its rights, title and interest therein (“Intellectual Property”) to the relevant governmental authorities of PRC, following below procedures.

Both Parties further agree to sign any template agreements and use its commercially reasonable efforts to promptly do or cause to be done all things necessary, proper or advisable under PRC law and to cause and facilitate the prompt satisfaction of all conditions set forth in this Agreement.

(i)	Patent

(A)	The patent transfer includes transfer of patent which are in the application registration process and the patent currently being owned by Party A (“Transferred Patent”);

(B)	Party A and Party B shall jointly file an application with the Patent Administrative Department of the State Council before Closing;

(C)	Party B shall be entitled to the right of use and ownership of the Transferred Patent from the day of registration by the Patent Administrative Department of the State Council.

(ii)	Computer Software

(A)	the transfers of computer software shall refer to software which are currently being owned by Party A (“Transferred Computer Software”);

(B)	Party B shall be entitled to the right of use and ownership of the Transferred Computer Software from the day of signing the software transfer agreement with Party A. In the event the Transferred Computer Software has already been registered with the Copyright Administrative Department of the State Council, Party A and Party B shall, after signing the aforementioned software transfer agreement, register the change of ownership with such department.

(iii)	Other Intellectual Property

(A)	With respect to the Intellectual Property asset which are not included in the category as already defined in 3 (d) (i), and 3 (d) (ii) (“Other IP Assets”), upon Closing, the title to such Other IP Asset shall be deemed to have passed to Party B;

(B)	Upon the Execution of this Agreement, Party A shall immediately cease any further use of all Intellectual Property related Assets.

3.2	Further Understanding between Parties

For the avoidance of doubt, the transfer of ownership of Transferred Patent and Transferred Computer Software is not a requisite condition for Closing. However, before Closing, both Parties shall submit any application files that are necessary for transferring the Intellectual Property to the relevant governmental authorities of PRC and receive the documents issued by such PRC authorities indicating the acceptance of such application.

4	Covenants

4.1	Party A shall use its best endeavors to complete the changes of ownership in relation to the Target Assets except as otherwise provided in this Agreement;

4.2	Party A shall take all necessary actions and cooperate with Party B to ensure Party B obtaining the entire interests and legal title regarding the Target Assets, and execute all related documents, take related measures (or request other related third parties to execute related documents or take related measures) to ensure Party B obtaining all necessary or proper rights and interests;

4.3	Party A shall deliver all related documents of the Target Assets to party B; and Party B shall check and receive such documents. Party B shall issue a certificate indicating that it is comfortable with the status of the Target Assets and related documents. Upon the Closing Date, legal title to the Target Assets shall be deemed to have been passed to Party B except as otherwise provided in this Agreement;

4.4	Party B shall be solely responsible for any liability and obligation with respect to the Target Assets, even if such liability and obligation incurred before Closing. Party A agrees to cooperate fully with Party B in the prosecution of any infringement claims and, at Party B’s expense, will use reasonable efforts to supply Party B with all documents and other information as it may reasonably request as reasonably necessary to the action.

5	Tax

Any applicable tax payable under PRC law arising as a result of or in consequence of this Agreement or its implementation shall be borne by Party A or Party B (as applicable) in accordance with the relevant PRC law.

6	Confidentiality

6.1	Party A and Party B agree to take various measures to maintain as confidential any confidential materials and information (“Confidential Information”) acquired by the Parties and shall not disclose, grant or transfer such Confidential Information to any third parties without prior written consent of the other Party. Once this Agreement is terminated, Party A and Party B shall return any documents, materials or software carrying such Confidential Information to the original owner of the Confidential Information or destroy the same by its own at the request of the other Party, delete any Confidential Information stored in any memory device and shall not continue to use such Confidential Information. Party A and Party B shall take all necessary measures to disclose such Confidential Information to Party A’s employees, agents or professional consultants who need to know such Confidential Information and procure such employees, agents or professional consultants to abide by the confidentiality responsibility under this Agreement.

6.2	Article 6.1 shall not apply to the information which:

(a)	has already become known to the public at the time of disclosure;

(b)	becomes available to the public after the disclosure not due to the fault of Party A or Party B;

(c)	is proved to be known to either Party before the disclosure from any parties other than Parties to this Agreement;

(d)	is required to be disclosed by law, pursuant to a court order, by any securities exchange or by any governmental or regulatory body, so is disclosed to its direct legal counsel or financial consultant for the purpose of ordinary business operations of either party.

6.3	Both Parties agree that this Article shall survive the modification, elimination or termination of this Agreement.

7	Representations and Warranties

7.1	Party A hereby represents and warrants as follows:

(a)	Party A is a wholly foreign owned company duly registered and validly existing under PRC laws;

(b)	Party A is properly authorized to perform this Agreement within its corporation powers and business scope, and has gained all necessary corporate and government consents and approvals, if any. The performance of this Agreement shall not be in violation of any applicable laws or contracts binding on Party A;

(c)	The Agreement will constitute a legal, valid and binding agreement of Party A, enforceable against it in accordance with the terms hereunder upon Execution;

(d)	It has legal and complete ownership title to the Target Assets, and its rights in relation to the Target Assets are free and clear of all and any lease, lien, mortgage, pledge or encumbrance and any third party rights, licenses or claims.

7.2	Party B hereby represents and warrants as follows:

(a)	Party B is a limited liability company duly registered and validly existing under PRC laws;

(b)	Party B is properly authorized to perform this Agreement within its corporation powers and business scope, and has gained all necessary corporate and governmental consents and approvals, if any. The performance of this Agreement is not and shall not be in violation of any applicable laws or contracts binding on Party B;

(c)	Once the Agreement has been duly executed by both parties, it will constitute a legal, valid and binding agreement of Party B, enforceable against it in accordance with terms hereunder upon Execution;

(d)	Party B has full power and right to conduct the business contemplated by this Agreement.

8	Indemnity

8.1	If either party to this Agreement breaches this Agreement or any representations and warranties made in this Agreement, the other party may notify in writing the breaching party requesting it to correct its wrongdoings within 10 days upon receival of such notice, take relevant measures to effectively and promptly avoid the occurrence of any damages, and to resume the performance of this Agreement 30 business days after receipt of the notice. The notice shall set forth in reasonable detail the nature of the breach. The breaching party shall compensate the non-breaching party for any losses caused to the abiding party if the breach is not cured within the time frame required by this Article 8.1;

The total compensation paid by the breaching party to the other party shall equal the losses caused by the breach of this Agreement, which shall include the receivable interests by the other party for the performance of this Agreement, but shall not exceed the reasonable expectations of the Parties;

In the event both Parties breach this Agreement, they shall determine the compensation payable to each other based on the extent of their breach respectively.

8.2	Notwithstanding any provision to the contrary under this Agreement, Party B hereby irrevocably waives any right to claim against Party A with respect to the acquirement and the possession of the ownership of the Target Assets by Party B after Closing, including but not limited to the occupation, use and disposal of the Target Assets, and hold Party A harmless against any damage that may be claimed by any third party, any compensation in any form that may be demanded or penalties that may be imposed by any such third party with respect to the Target Assets after Closing.

9	Effective, Performance and Termination

9.1	This Agreement shall take effect as of the date first written in this Agreement.

9.2	This Agreement may be terminated by the Parties with their mutual consent after consultation. Additionally, this agreement shall terminate automatically in the event that:

(a)	within thirty (30) days following the notice by the non-breaching Party in accordance with Article 8.1 of this Agreement, the breaching Party fails to remedy the breach or to take sufficient, effective and timely measures to resolve any consequences of the said breach, or to compensate, the non-breaching Party shall be entitled to terminate this Agreement unilaterally by means of a written notice;

(b)	Force Majeure prevails for thirty (30) or more days such that the continued performance of this Agreement becomes impossible, either Party shall be entitled to terminate this Agreement unilaterally by means of a written notice.

10	Settlement of Disputes

10.1	Should a dispute arise between the Parties in connection with the interpretation or performance of this Agreement, they shall attempt to resolve such dispute through friendly consultations. If the dispute cannot be resolved within thirty (30) days after the commencement of such consultations, or such longer period as may be agreed upon by the Parties, then either Party may submit it to the China International Economic and Trade Commission in Beijing for arbitration in accordance with its current effective arbitration rules. The arbitration site shall be Beijing and the language shall be Chinese. The arbitration award shall be final and binding to both parties. This Article shall not be affected by the termination or discharge of this Agreement.

10.2	During arbitration, the Parties shall, in good faith, continue to implement those parts of this Agreement unrelated to such arbitration.

11	Force Majeure

11.1	If performance of this Agreement is delayed or prevented by an Event of Force Majeure (as defined below), the party affected by such Event of Force Majeure is excused from any liability under this Agreement only within the limit of such delay or prevention. “Event of Force Majeure” means any event that is unforeseeable or beyond the affected party’s reasonable control and cannot be prevented with reasonable care, which includes but is not limited to the acts of governments, including changes in government laws and policies, acts of nature, fire, explosion, geographic change, flood, earthquake, tide, lightning, war, shortages in raw materials, insurrection, and labor disputes to which the delayed Party is not a party. However, any shortage of credit, capital or finance shall not be regarded as an event beyond a Party’s reasonable control. The Party affected by an Event of Force Majeure who claims to be excused from performing any obligations under this Agreement or under any Article herein shall notify each other Party promptly thereof and advise him of, and implement, all necessary steps to resume performance.

11.2	Subject to the Party affected by Force Majeure having taken its reasonable and practicable efforts to perform this Agreement and to overcome the Event of Force Majeure, such Party shall be exempted from performing its obligations under this Agreement to the extent performance is delayed or prevented by Force Majeure. Once the Event of Force Majeure has ceased, the affected Party shall resume performance of this Agreement.

12	Notices

Unless prior notice of a change of address is given by the relevant Party, all correspondence between the Parties during the performance of this Agreement shall be in writing and delivered either in person, by registered mail, postage prepaid mail, recognized express service, e-mail or facsimile transmission, to the following correspondence addresses:

Party A:	Vimicro Corporation

Address:	15/F, Shining Tower, No. 35 Xueyuan Road, Beijing, P.R.C

Fax:	(86) 10 68944075

Telephone:	(86) 10 68948888

Attention:	Deng zhonghan

Party B:	Wuxi Vimicro Corporation.

Address:	10th Floor, 530 Building, Qingjia Road, Taihu International Technology Park, Wuxi

Fax:	(86) 510 81816935

Tel:	(86) 510 81816000

Attention:	Yang Xiaodong

Any notice by facsimile transmission or e-mail shall be effective only if the recipient acknowledges receipt.

13	Assignment

Each Party shall not assign its rights or obligations under this Agreement to any third party without the prior written consent from the other Party.

14	Severability

In case any provision in this Agreement is determined to be illegal or unenforceable in accordance with the applicable laws, it shall be null and void within competent jurisdiction, and be deemed to be deleted from this Agreement and all other provisions of this Agreement will remain effective. The parties shall replace the deleted provisions with lawful and effective provisions that as closely as possible reflect the original intent of the parties under the deleted provision.

15	Amendment and Supplement

Any amendment and supplement to this Agreement shall be in writing and take effect only after it is executed by all Parties. The amendment and supplement duly executed shall be part of this Agreement and shall have the same legal effect as this Agreement.

16	Governing Law

The execution, validity, interpretation and performance of this Agreement shall all be subject to the laws of the PRC, as shall the resolution of any disputes arising in respect of this Agreement.

IN WITNESS THEREOF the parties hereto have caused this Agreement to be duly executed on their behalf by a duly authorized representative as of the date first set forth above.

(Below intentionally left blank)

(Signature Page to Assets Transfer Agreement)

Party A: Vimicro Corporation

(Stamp)

Authorized Representative:

Party B: Wuxi Vimicro Corporation

(Stamp)

Authorized Representative: Mr. Yang Xiaodong